NON-NEGOTIABLE
PROMISSORY NOTE

$

New York, NY
October 15, 2014

FOR VALUE RECEIVED, Ladenburg Thalmann Financial Services Inc., and its successors and assigns (hereinafter called the “Maker”), unconditionally promise(s) to pay to        and any successor thereto (hereinafter the “Holder”), the principal sum of $      ($     ), together with interest on the principal balance hereof from time to time outstanding, when and as set forth below:

1. Until the Maturity Date (as defined below)(unless the maturity is accelerated prior thereto pursuant to the terms of this Note), the principal amount outstanding under this Note shall bear interest at the rate per annum equal to one and eighty-four hundredths percent (1.84%), compounded quarterly (the “Contract Rate”).

2. Interest shall be charged on the principal balance hereof from time to time outstanding and shall be calculated on the basis of the actual number of days elapsed over a 365 day year.

3. Except as provided in Section 8.5 of the Stock Purchase Agreement (the “SPA”) by and among KMS Financial Services, Inc. (“KMS”), the shareholders of KMS and the Maker, dated as of August 8, 2014, principal and interest shall be payable in lawful money of the United States, by wire transfer, to the account of the Holder which Holder shall designate in writing to the Maker from time to time. Until the Maturity Date, or earlier if the maturity is accelerated prior thereto, principal and interest shall be due and payable in sixteen (16) equal quarterly installments with each such installment in the amount of $     .  If not accelerated prior thereto in accordance with the terms hereof, fifteen (15) quarterly installments of principal and accrued interest shall be due and payable beginning on January 15, 2015 and the sixteenth (16th) installment, together with all then accrued and unpaid interest hereon, shall be due and payable on the Maturity Date. If the date upon which any payment hereunder is due is not a business day, such payment shall be made on the next succeeding business day. Notwithstanding anything contained herein to the contrary, the obligation of Maker to make any payments under this Note shall be subject to the off-set rights set forth in Section 8.5 of the SPA and no such exercise of these rights by Maker shall be deemed an Event of Default (as defined below).

4. If not accelerated or prepaid prior thereto in accordance with the terms hereof, the full principal balance of this Note shall be due and payable on October 15, 2018 (the “Maturity Date”).

5. The Maker waives presentment, demand, protest and notice of protest and all requirements necessary to hold it liable as Maker. Any failure of the Holder to exercise any right hereunder shall not be construed as a waiver of the right to exercise the same or any other right at any time and from time to time thereafter.

6. This Note may be prepaid in full or in part at any time without premium or penalty; provided, however, that any and all prepayments shall be applied first to any costs and expenses then due to the Holder, then to accrued and unpaid interest, and then to outstanding principal payments due, in the order of maturity.

7. As used in this Note, the term “Obligations” shall mean (i) the principal balance of and accrued interest on this Note; and (ii) all other obligations and liabilities arising under this Note.

8. The following shall constitute an event of default (each an “Event of Default”):

(a) Any failure to make payment of principal or interest under this Note when due for more than five (5) business days; or

(b) The Maker shall: (i) make an assignment for the benefit of creditors, file a petition in bankruptcy, petition or apply to any tribunal for the appointment of a custodian, receiver or any trustee, or a substantial part of any of its properties or assets, or shall commence any proceeding under any bankruptcy, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction, whether now or hereafter in effect; or if there shall have been filed any such petition or application, or any such proceeding shall have been commenced against the Maker in which an order for relief is entered or which remains undismissed for a period of ninety (90) days or more; or the Maker by any act or omission shall indicate its consent to, approval of or fail to timely object to any such petition, application or proceeding or order for relief or the appointment of a custodian, receiver, or any trustee for the Maker or any substantial part of any of its properties or assets, or shall suffer any such custodianship, receivership or trusteeship to continue undischarged for a period of ninety (90) days or more; (ii) generally not pay its debts as such debts become due or admit in writing its inability to pay its debts as they mature; or (iii) be “insolvent”, as such term is defined in the Bankruptcy Code, § 11 U.S.C. § 101(31).

Upon the occurrence of an Event of Default which shall be continuing, the Holder may take any or all of the following actions: (i) declare the Obligations to be due and payable and (ii) take any and all actions and pursue any and all remedies when and as may be permitted by this Note or by applicable law.

9. EACH OF THE MAKER AND THE HOLDER HEREBY KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVES ANY RIGHT IT OR THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION (INCLUDING BUT NOT LIMITED TO ANY CLAIMS, CROSS-CLAIMS, OR THIRD PARTY CLAIMS) ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS NOTE, OR THE TRANSACTIONS CONTEMPLATED HEREIN.

The Maker hereby specifically authorizes any action brought upon the enforcement of this Note by the Holder to be instituted and prosecuted in either the Circuit Court of Miami-Dade County, Florida or the United States District Court for the Southern District of Florida, at the election of the Holder. The Maker hereby consents and submits to the personal jurisdiction of the State and Federal courts of Florida in any action instituted by the Holder arising under or related to this Note.

10. This, and other notes of like tenor made this same day, are the “Transaction Notes” referred to in the SPA.

11. This Note is to be construed and enforced according to the internal laws of the State of Florida, without giving effect to principles of conflict of laws.

12. Each provision of this Note is intended to be severable and the invalidity or illegality of any portion of this Note shall not affect the validity or legality of the remainder hereof.

13. This Note is not assignable or otherwise transferable by the Maker nor are its obligations hereunder assumable without the prior consent of the Holder, unless the Maker agrees to remain liable for all the Obligations. This Note is non-negotiable and may not be assigned or otherwise transferred by the Holder without the prior consent of the Maker, which consent shall not be unreasonably withheld.

(signature page follows)

MAKER:
Ladenburg Thalmann Financial Services Inc.
By:	—

Name:
Title: